EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended September 30, 2017 included in this Quarterly Report on Form 10-Q.
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH") and Ceridian HCM, Inc. ("Ceridian").
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, Bakers Square, and Legendary Baking restaurant and food service concepts.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as other smaller investments which are not title-related. This segment also includes the results of operations of Digital Insurance, Inc. ("OneDigital"), in which we held 96% ownership, through the date it was sold, June 6, 2017.

We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions, except share data)

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$23	$25
Equity securities available for sale, at fair value	17	52
Investments in unconsolidated affiliates	410	407
Other long-term investments	22	12
Short-term investments	193	2
Total investments	665	498
Cash and cash equivalents	142	144
Trade and notes receivables, net of allowance	29	52
Income taxes receivable	15	—
Goodwill	101	206
Prepaid expenses and other assets	71	51
Capitalized software, net	11	16
Other intangible assets, net	81	200
Property and equipment, net	232	251
Deferred tax asset	77	96
Total assets	$1,424	$1,514

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$149	$189
Income taxes payable	—	18
Deferred revenue	11	25
Notes payable	128	233
Due to affiliates	21	17
Total liabilities	309	482
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of September 30, 2017 and December 31, 2016; outstanding of 64,864,950 and 66,416,822 as of September 30, 2017 and December 31, 2016, respectively, and issued of 80,581,675 as of both September 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	1,167	1,163
Retained earnings (deficit)	110	(7)
Accumulated other comprehensive loss	(65)	(68)
Less: treasury stock, 15,716,725 and 14,164,853 shares as of September 30, 2017 and December 31, 2016, respectively	(196)	(172)
Total Fidelity National Financial Ventures shareholders’ equity	1,016	916
Noncontrolling interests	99	116
Total equity	1,115	1,032
Total liabilities and equity	$1,424	$1,514

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions, except per share data)

	Three months ended September 30,		Nine months ended September 30,

	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Operating revenue	$280	$319	$932	$982
Interest and investment income	2	1	4	3
Realized gains and losses, net	(3)	(1)	277	11
Total revenues	279	319	1,213	996
Expenses:
Personnel costs	19	42	136	120
Other operating expenses	25	25	80	80
Cost of restaurant revenue	243	237	728	727
Depreciation and amortization	12	15	44	45
Interest expense	1	4	8	8
Total expenses	300	323	996	980
(Loss) earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	(21)	(4)	217	16
Income tax (benefit) expense	(14)	(7)	97	(5)
(Loss) earnings from continuing operations before equity in losses of unconsolidated affiliates	(7)	3	120	21
Equity in losses of unconsolidated affiliates	(6)	(11)	(14)	(16)
Net (loss) earnings	(13)	(8)	106	5
Less: Net (loss) earnings attributable to non-controlling interests	(8)	(1)	(11)	1
Net (loss) earnings attributable to FNFV Group common shareholders	$(5)	$(7)	$117	$4
Earnings Per Share
Basic
Net (loss) earnings per share attributable to FNFV Group common shareholders	$(0.08)	$(0.11)	$1.80	$0.06
Diluted
Net (loss) earnings per share attributable to FNFV Group common shareholders	$(0.08)	$(0.11)	$1.75	$0.06

Weighted average shares outstanding FNFV Group common stock, basic basis	65	66	65	68
Weighted average shares outstanding FNFV Group common stock, diluted basis	65	69	67	70
See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Nine months ended September 30,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net earnings	$106	$5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	44	45
Equity in losses of unconsolidated affiliates	14	16
Gain on sales of investments and other assets, net	(5)	(11)
Gain on sale of OneDigital	(276)	—
Impairment of assets	4	—
Stock-based compensation cost	5	5
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in trade receivables	7	(1)
Net (increase) decrease in prepaid expenses and other assets	(18)	3
Net increase (decrease) in accounts payable, accrued liabilities, deferred revenue and other	5	(24)
Net change in amount due to affiliates	4	7
Net change in income taxes	(15)	(9)
Net cash (used in) provided by operating activities	(125)	36
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	32	—
Purchases of other long term investments	(4)	—
Proceeds from the sale of cost method and other investments	—	36
Additions to property and equipment and capitalized software	(30)	(44)
Contributions to investments in unconsolidated affiliates	(1)	(67)
Net (purchases of) proceeds from short-term investment securities	(192)	149
Purchases of investment securities available for sale	(1)	(37)
Distributions from investments in unconsolidated affiliates	1	5
Net other investing activities	—	(1)
Proceeds from sale of OneDigital	325	—
Other acquisitions/disposals of businesses, net of cash acquired	(21)	(53)
Net cash provided by (used in) investing activities	109	(12)
Cash flows from financing activities:
Borrowings	75	45
Debt service payments	(33)	(18)
Payment for withholding taxes on stock-based compensation for shares withheld from participants and in treasury	(1)	(2)
Payment of contingent consideration for prior period acquisitions	(4)	—
Subsidiary dividends paid to non-controlling interest shareholders	—	(1)
Purchases of treasury stock	(23)	(61)
Net cash provided by (used in) financing activities	14	(37)
Net decrease in cash and cash equivalents	(2)	(13)
Cash and cash equivalents at beginning of period	144	31
Cash and cash equivalents at end of period	$142	$18
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended September 30, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH") and Ceridian HCM, Inc. ("Ceridian"), subject to an anticipated Split-Off, as described under Recent Developments in this Note A.
Recent Developments
On October 16, 2017, FNFV Group completed its acquisition of T-System Holdings LLC ("T-System") for $200 million in cash. T-System is a provider of clinical documentation and coding solutions to hospital-based and free-standing emergency departments and urgent care facilities. T-System offers software solutions providing clinical staff full workflow operations that drive documentation completeness and revenue optimization, and provides a full-service outsourced coding solution as well as a cloud-based SaaS solution for self-service coding.
On August 3, 2017, FNFV LLC entered into a definitive agreement (the "99 Merger Agreement"), by and among J. Alexander's Holdings, Inc. ("J. Alexander's"), its subsidiary J. Alexander's Holdings, LLC ("JAX Op"), Nitro Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of JAX Op, Fidelity Newport Holdings, LLC ("FNH", together with FNFV LLC, the "99 Sellers"), and 99 Restaurants, LLC ("99 Restaurants"), to merge Merger Sub with and into 99 Restaurants, whereupon the separate existence of Merger Sub shall cease and 99 Restaurants shall continue as the surviving company and a wholly-owned subsidiary of JAX Op (the "99 Merger"). 99 Restaurants is the owner of our Ninety Nine Restaurant & Pub restaurant concept. Pursuant to the 99 Merger Agreement, FNH will exchange 100% of its ownership interest in 99 Restaurants for common share equivalents of J. Alexander's (as described below).
        Under the terms of the 99 Merger Agreement, 99 Restaurants will be valued at an enterprise value of $199 million, with consideration to be paid to the 99 Sellers by J. Alexander's and JAX Op consisting of newly issued equity valued at $179 million, issued in the form of 16.3 million new Class B Units of JAX Op and 16.3 million shares of new Class B Common Stock of J. Alexander's, and the assumption of $20 million of net debt. For purposes of the 99 Merger, each Class B Unit, together with one share of Class B Common Stock, will be issued at an agreed price of $11.00. Prior to the 99 Merger, 99 Restaurants will assume $60 million of currently outstanding debt of certain of its affiliates and FNFV LLC will contribute $40 million to 99 Restaurants in exchange for newly issued membership interest in 99 Restaurants. The proceeds of this cash contribution will be used by J. Alexander's to repay a portion of the assumed debt immediately following the closing of the 99 Merger. William P. Foley, II will join the J. Alexander's Board of Directors and it is expected that Lonnie J. Stout II will remain Chief Executive Officer of the combined company. Closing of the 99 Merger is contingent on customary closing conditions, including approval of the shareholders of J. Alexander's and certain regulatory clearances, and is expected late in the fourth quarter of 2017 or early in the first quarter of 2018.
On May 5, 2017 we signed a definitive agreement to sell Digital Insurance, LLC ("OneDigital") for $560 million in an all-cash transaction. The sale was finalized on June 6, 2017. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, FNFV Group received $331 million from the sale, which includes $325 million of cash and $5 million of purchase price holdback receivable. We recognized a pre-tax gain of $276 million on the sale which is included in Realized gains and losses, net on the Condensed Consolidated Statement of Earnings.
On December 7, 2016, we announced that our Board of Directors approved a tax-free plan (the "Split-off" or "Split-off Plan") whereby we intend to redeem all FNFV shares in exchange for shares of common stock of Cannae Holdings, Inc.  Following the distribution, FNF and FNFV will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks. On May 10, 2017 we received the private letter ruling from the Internal Revenue Service ("IRS") approving certain aspects relating to the Split-off Plan. The Split-off Plan is subject to the filing and acceptance of a registration statement with the Securities and Exchange Commission (the "SEC"), FNFV shareholder approval and other customary closing conditions. On October 19, 2017, the SEC declared the registration statement for the Split-off Plan effective and the proxy statement was mailed to shareholders. A special meeting of stockholders to approve the Split-off Plan will be held on November 17, 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.

Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including allocations of certain corporate assets and liabilities primarily related to taxes:

	September 30, 2017	December 31, 2016

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$157	$173
OneDigital	—	75
Minority Owned Subsidiaries or other ventures:
Ceridian/Fleetcor (33% minority equity interest)	400	386
Del Frisco's Restaurant Group	17	49
Holding Company cash and short term investments	323	129
Other ventures	118	104
Total FNFV Book Value	$1,015	$916
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.